Exhibit 99.3

ALLIED GOLD LIMITED

ACN 104 855 067

NOTICE OF ANNUAL GENERAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

TIME:	2.00 pm (WST)

DATE:	10 November 2010

PLACE:	Hyatt Regency Perth
99 Adelaide Terrace
Perth, Western Australia

This Notice of Meeting and Management Information Circular should be read in its entirety.  If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting and Management Information Circular please do not hesitate to contact the Company Secretary on (+61 8) 9287 4604.

CONTENTS PAGE

Notice of Annual General Meeting (setting out the proposed resolutions)	4

Management Information Circular	6

Glossary	37

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The Annual General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 2.00 pm (WST) on 10 November 2010 at:

Hyatt Regency Perth
99 Adelaide Terrace
Perth, Western Australia 6000

YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

VOTING BY PROXY

Proxies

Each Shareholder is entitled to appoint a proxy and the proxy may be a person or company other than the person(s) designated by management of the Company in the enclosed form of proxy. The proxy does not need to be a Shareholder of the Company. A Shareholder that is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If a Shareholder appoints two proxies, each proxy may exercise half of the Shareholders votes if no proportion or number of votes is specified.

A proxy form accompanies this Notice and to be effective, duly completed proxy forms, together with any relevant power of attorney if required, must be received by the Company by no later than 2.00pm (Australia WST), Monday 8 November 2010 (UK: 6.00am London time, Canada: 1.00am Toronto EST). Please direct proxy forms and any relevant power of attorney to any one of the following:

TIME AND PLACE OF MEETING AND HOW TO VOTE

Australia	United Kingdom	Canada
The Company Secretary	The Company Secretary	The Company Secretary
Allied Gold Limited	Allied Gold Limited	Allied Gold Limited
c/- Computershare	c/- Computershare	c/- Computershare
GPO Box 242	PO Box 1075, The Pavilions	100 University Ave, 8th Floor
Melbourne, Victoria, 3001	Bridgwater Road, Bristol BS99	Toronto ON M5J 2Y1 Canada
Facsimile: + 61 3 9473 2555	Facsimile: + 44 870 703 6109	Facsimile: + 416 981 9777
(outside Australia: 1 800 783 447)

Or alternatively, the completed, dated and signed form of proxy may be directed to the Company Secretary at the Company’s registered office, located at Unit B9, 431 Roberts Road, Subiaco Western Australia 6153, Australia, or facsimile + 61 8 9287 4655.

Proxy Forms received later than this time will be invalid.

Corporate Representatives

Any corporate representative wishing to appoint a person to act as its representative at the meeting may do so by providing that person with:

(a)	A letter or certificate, executed in accordance with the corporate Shareholder’s constitution, authorising that person as the corporate Shareholder’s representative at the meeting; or

(b)	A copy of the resolution appointing the person as the corporate Shareholder’s representative at the meeting, certified by a secretary or director of the corporate Shareholder.

 NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders of Allied Gold Limited (the “Company” or “Allied Gold”) will be held at 2.00 pm (WST) on 10 November 2010 at Hyatt Regency Perth.

The Management Information Circular accompanying this Notice of Meeting provides additional information on matters to be considered at the Annual General Meeting.  The Management Information Circular forms part of this Notice of Meeting.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Annual General Meeting are those who are registered Shareholders of the Company at 4.00 pm (Australia WST) on Monday 8 November 2010. (UK: 8.00am London time, Canada: 3.00am Toronto EST). Accordingly share transfers after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Terms and abbreviations used in this Notice of Meeting and Management Information Circular are defined in the Glossary.

AGENDA

ORDINARY BUSINESS

Financial Statements and Reports

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2010 together with the declaration of the directors, the directors’ report, the remuneration report and the auditor’s report.

1.	RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass, with or without amendment, the following resolution as a non-binding resolution:

“That, for the purpose of Section 250R(2) of the Corporations Act and for all other purposes, approval is given for the adoption of the remuneration report as contained in the Company’s annual financial report for the financial year ended 30 June 2010.”

2.	RESOLUTION 2 – RE-ELECTION OF DIRECTOR – ANTHONY LOWRIE

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 13.2 of the Constitution and for all other purposes, Anthony Lowrie, a Director who retires by rotation, and being eligible, is re-elected as a Director.”

3.	RESOLUTION 3 – RE-ELECTION OF DIRECTOR – MONTAGUE HOUSE

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 13.2 of the Constitution and for all other purposes, Montague House, a Director who retires by rotation, and being eligible, is re-elected as a Director.”

NOTICE OF ANNUAL GENERAL MEETING

4.	RESOLUTION 4 – RE-ELECTION OF DIRECTOR – TERENCE SEAN HARVEY

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of clause 13.4 of the Constitution and for all other purposes, Terence Sean Harvey, a Director who was appointed on 11 March 2010, retires, and being eligible, is re-elected as a Director.”

SPECIAL BUSINESS

5.	RESOLUTION 5 – AMENDMENT OF CONSTITUTION

To consider and, if thought fit, to pass the following resolution as a special resolution:

“That, pursuant to section 136(2) of the Corporations Act and for all other purposes, the Company amends its constitution by deleting clause 22.3 and replacing it with the following:

No dividend shall be payable unless:

a)	The Company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend;

b)	The payment of the dividend is fair and reasonable to the Shareholders as a whole; and

c)	The payment of the dividend does not materially prejudice the Company’s ability to pay its creditors.”

DATED:  30 SEPTEMBER 2010

BY ORDER OF THE BOARD

PETER TORRE
COMPANY SECRETARY

MANAGEMENT INFORMATION CIRCULAR

PROXIES

This Management Information Circular (the “Circular”) has been prepared for the information of the holders (“Shareholders”) of ordinary shares (“Ordinary Shares”) of Allied Gold Limited (“Allied Gold” or the “Company”) in connection with the business to be conducted at the Annual General Meeting (the “Meeting”) to be held at 2.00 pm (WST) on 10 November 2010 at Hyatt Regency Hotel, 99 Adelaide Terrace, Perth, Western Australia.

This purpose of this Circular is to provide information which the directors of the Company (the “Directors”) believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

Except where otherwise indicated, information contained in this Circular is given as of September 30 2010.

Solicitation of Proxies

This Circular is also furnished in connection with the solicitation, by or on behalf of the management of the Company, of proxies to be used at the Meeting or at any adjournment thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation, or by the Company’s transfer agent, Computershare. The cost of solicitation will be borne by the Company at a nominal cost.

Appointment of Proxyholder

The person(s) designated by management of the Company in the enclosed form of proxy as Chairman of the Meeting is a director of the Company. Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder of the Company) other than the person(s) designated by management of the Company in the enclosed form of proxy to attend and act on the Shareholder’s behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

In the case of registered Shareholders, the completed, dated and signed form of proxy should be sent to any one of the following:

Australia	United Kingdom	Canada
The Company Secretary	The Company Secretary	The Company Secretary
Allied Gold Limited	Allied Gold Limited	Allied Gold Limited
c/- Computershare	c/- Computershare	c/- Computershare
GPO Box 242	PO Box 1075, The Pavilions	100 University Ave, 8th Floor
Melbourne, Victoria, 3001	Bridgwater Road, Bristol BS99	Toronto ON M5J 2Y1 Canada
Facsimile: + 61 3 9473 2555	Facsimile: + 44 870 703 6109	Facsimile: + 416 981 9777

Or alternatively, the completed, dated and signed form of proxy may be directed to the Company Secretary at the Company’s registered office, located at Unit B9, 431 Roberts Road, Subiaco Western Australia 6153, Australia, or facsimile + 61 8 9287 4655.

In the case of non-registered beneficial Shareholders who receive these materials through their broker or other intermediary, the non-registered Shareholder should complete and send the form of proxy in accordance with the instructions provided by their broker or other intermediary. To be effective, a proxy must be received by Computershare or the Company no later than 2.00pm (Australia WST), Monday 8 November 2010 (UK: 6.00am London time, Canada: 1.00am Toronto EST) or in the case of any adjournment of the Meeting, not less than 48 hours prior to the time of the adjournment thereof.

 MANAGEMENT INFORMATION CIRCULAR

Revocation of Proxy

A Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, to or at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or with the Chairman of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A Shareholder may also revoke a proxy in any other manner permitted by law.

Voting of Proxies

The Ordinary Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Ordinary Shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company are not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of the Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Ordinary Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

VOTING SHARES

Voting Shares

As at 30 September 2010, the Company had 1,040,132,142 Ordinary Shares outstanding, each carrying the right to one vote per share. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

Record Dates

The board of directors of the Company (the “Board”) has fixed Monday, 11 October 2010 as the record date for notice of the Meeting. Any holder of Ordinary Shares of record at the close of business on the record date is entitled to receive notice of the Meeting. The Board has determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 4.00 pm (Australia WST) on Monday 8 November 2010. (UK: 8.00am London time, Canada: 3.00am Toronto EST). Accordingly share transfers after that time will be disregarded in determining entitlements to attend and vote at the meeting.

MANAGEMENT INFORMATION CIRCULAR

Principal Shareholders

To the knowledge of the directors and executive officers of the Company, as at the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of outstanding voting securities of Allied Gold, other than as set forth below:

Entity	Number of Ordinary Shares	% of Ordinary Shares
M&G Investment Management Ltd	207,239,177	19.92%
Baker Steel Capital Managers LLP	109,459,187	10.52%

MATTERS TO BE ACTED UPON AT THE MEETING

6.	FINANCIAL STATEMENTS AND REPORTS

In accordance with the Constitution, the business of the Meeting will include receipt and consideration of the annual financial report of the Company for the financial year ended 30 June 2010 together with the declaration of the directors, the directors’ report, the remuneration report and the auditor’s report.

The Company is no longer required to provide a hard copy of the Company’s annual financial report to Shareholders unless a Shareholder has specifically elected to receive a printed copy.  These amendments may result in reducing the Company’s printing costs.

Whilst the Company will not provide a hard copy of the Company’s annual financial report unless specifically requested to do so, Shareholders may view the Company annual financial report on its website at www.alliedgold.com.au.

7.	RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

The Corporations Act requires that at a listed company’s annual general meeting, a resolution that the remuneration report be adopted must be put to the company’s shareholders.  However, such a resolution is advisory only and does not bind the directors or the company.

The Company’s remuneration report sets out the Company’s remuneration arrangements for the Directors and senior management of the Company.  The remuneration report is part of the Directors’ report contained in the annual financial report of the Company for the financial year ending 30 June 2010. Further information on executive remuneration is also included as part of this Circular.

A reasonable opportunity will be provided for discussion of the remuneration report at the Meeting.

MANAGEMENT INFORMATION CIRCULAR

8.	RESOLUTIONS 2 TO 4 – RE-ELECTION OF DIRECTORS

8.1	Rotation

Clause 13.2 of the Constitution requires that at each annual general meeting of the Company, one-third of the Directors (or the number nearest one-third) shall retire from office provided always that no Director (except a Managing Director) shall hold office for a period in excess of 3 years, or until the third annual general meeting following his or her appointment, whichever is the longer, without submitting himself or herself for re-election.

Additional Directors appointed during the year shall not be taken into account in determining the Directors to retire by rotation.

A Director who retires by rotation under clause 13.2 of the Constitution is eligible for re-election.

At the Meeting, Montague House and Anthony Lowrie will retire by rotation and seek re-election, and are each proposed to be nominated for re-election as a Director of the Company.

Mr Monty House
Non-executive Director, age 64
Chairman of Remuneration and Nomination Committee
Member of Audit, Risk and Compliance Committee
Director since 4 March 2009

Mr House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia and served as a Cabinet Minister and Minister of the Crown for eight years. Mr House was elected as Deputy Leader of the National Party in 1988. Mr House is Chairman of Landcorp Western Australia and director of Latent Petroleum and has been Chairman of Landgate Western Australia.

Mr Anthony Lowrie
Non-Executive Director, age 68
Member of Remuneration and Nomination Committee.
Director since 9 March, 2007

Mr Lowrie has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securities Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973. Mr Lowrie is a Non-executive director of Kenmare Resources PLC and Edinburgh Dragon Fund. His former directorships include ABN AMRO Bank Limited, Non-executive director of JD Wetherspoon PLC, Non-executive director of Quadrise Fuels International, Non-executive director of The Thai Euro Fund.

MANAGEMENT INFORMATION CIRCULAR

8.2	Additional Directors

Clause 13.4 of the Constitution allows the Directors to appoint at any time a person to be a Director as an addition to the existing Directors, but only where the total number of Directors does not at any time exceed the maximum number specified by the Constitution.

Any Director so appointed holds office only until the next following annual general meeting and is then eligible for re-election.

At the Meeting, Terence Sean Harvey will retire in accordance with clause 13.4 of the Constitution and, being eligible, seeks re-election, and is proposed to be nominated for re-election as a Director of the Company.

Mr T Sean Harvey M.A. Econ, MBA, LLB
Non Executive Director, age 51
Chairman of the Audit, Risk and Compliance Committee
Director since 11 March 2010

Mr Harvey has over 11 years investment banking and merchant banking experience, primarily focused on the mining sector. For the last 10 years, he has held senior executive and board positions with various mining companies. Currently an independent businessman and consultant, Mr Harvey is a non-executive chairman of Andina Minerals Inc. and Victoria Gold Corporation and a non-executive director of Perseus Mining Limited.  He has been non-executive director of Moto Goldmines Limited, Polaris Geothermal Inc and Nord Resources Corp.

8.3	Other Information

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-election as Directors of the proposed nominees whose names are set forth above, each of whom has been a Director since the date indicated below opposite the proposed nominee’s name. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Ordinary Shares represented by properly executed proxies given in favour of such proposed nominee(s) may be voted by the person(s) designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

8.4	Information Concerning Continuing Directors and Proposed Nominees

The following table sets forth information with respect to each person proposed to be nominated for re-election as a Director and each other person whose term of office as a Director will continue after the Meeting, including the number of Ordinary Shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associates or affiliates as at 30 September 2010. The information as to Ordinary Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective proposed nominees individually.

MANAGEMENT INFORMATION CIRCULAR

Nominee Name and Place of Residence	Principal Occupation	Director Since (1)	Number of Ordinary Shares Beneficially Owned Directly or Indirectly or Over Which Control or Direction is Exercised
Monty House Perth, Australia (2) (3)	Non-Executive Director of the Company	4 March 2009	10,000

Anthony Lowrie London, United Kingdom(2)	Non-Executive Director of the Company	9 March, 2007	1,635,460

T Sean Harvey Toronto, Ontario Canada	Consultant	11 March, 2010	200,000

Notes:

(1)
Under the current Constitution of the Company, each director’s term of office expires no later than three years following that director’s last election or appointment, other than the Managing Director. One-third of the directors must retire at each annual general meeting. Retiring directors are eligible for re-election. Each of the proposed directors have been re-appointed since their initial appointment to the Board, with the exception of Mr Harvey.

(2)	Member of the Remuneration and Nomination Committee.

(3)	Member of the Audit Committee.

Each of the proposed nominees has had the following principal occupations during the last five years:

Mr Monty House
Mr House was previously a Member of Parliament in Western Australia and served as a Cabinet Minister and Minister of the Crown for eight years. Mr House was elected as Deputy Leader of the National Party in 1988. Mr House is Chairman of Landcorp Western Australia and director of Latent Petroleum and has been Chairman of Landgate Western Australia.

Mr Anthony Lowrie
Mr Lowrie He was Chairman of ABN AMRO Asia Securities Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973. Mr Lowrie is a Non-executive director of Kenmare Resources PLC and Edinburgh Dragon Fund. His former directorships include ABN AMRO Bank Limited, Non-executive director of JD Wetherspoon PLC, Non-executive director of Quadrise Fuels International, Non-executive director of The Thai Euro Fund.

Mr T Sean Harvey
Mr Harvey has over 11 years investment banking and merchant banking experience, primarily focused on the mining sector. For the last 10 years, he has held senior executive and board positions with various mining companies. Currently an independent businessman and consultant, Mr Harvey is a non-executive chairman of Andina Minerals Inc. and Victoria Gold Corporation and a non-executive director of Perseus Mining Limited.  He has been non-executive director of Moto Goldmines Limited, Polaris Geothermal Inc and Nord Resources Corp.

MANAGEMENT INFORMATION CIRCULAR

The following table sets forth the equivalent information at 30 September 2010 with respect to each of the directors who are not required to stand for re-election at the Meeting, the information as to Ordinary Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective director individually.

Name and Place of Residence	Principal Occupation	Director Since (1)	Number of Ordinary Shares Beneficially Owned Directly or Indirectly or Over Which Control or Direction is Exercised
Frank Terranova Brisbane, Australia	Executive Finance Director	10 December 2008	1,000

Mark Caruso Perth, Australia	Executive Chairman	26 May, 2003	7,685,193

Gregory Steemson Perth, Australia (2)(3)	Non-Executive Director - Consultant	14 June, 2005	1,100,000
Notes:
(1)
Under the current Constitution of the Company, each director’s term of office expires no later than three years following that director’s last election or appointment, other than the Managing Director.

(2)	Member of the Remuneration and Nomination Committee.

(3)	Member of the Audit Committee.

Each of the directors who are not required to stand for re-election have held the following principal occupations in the last 5 years:

Mr Mark Caruso
Mr. Caruso has served as Executive Chairman and Chief Executive Officer since of Allied Gold since May 2003 (with the exception of a period between January 2008 and October 2008, during which Mr. Caruso resigned his position as Chief Executive Officer as Allied Gold appointed another individual to that position; following this individual’s resignation in October 2008, Mr. Caruso resumed the position of Chief Executive Officer of the Company). Mr. Caruso has also served as Managing Director of Mine Site Construction Services since February 1991 and as a director and Chief Executive Officer of Mineral Commodities from September 2000 until May 2009. Mr. Caruso is also a director of Simto Australia Pty Ltd. which is involved in mining, earthmoving, and civil engineering construction earthworks. Former directorships of public listed companies in the last 3 years are CI Resources Limited (October 2003 until May 2007) and ORT Limited (August 2003 until August 2005).

Mr Frank Terranova
Mr. Terranova has been Chief Financial Officer of Allied Gold since May 2008. From November 2007 until April 2008, Mr. Terranova was a self-employed finance consultant specializing in mining projects in particular project financing . He served as Chief Financial Officer of Queensland Cotton Limited from December 2004 until October 2007. From October 2002 until December 2004, Mr. Terranova served as a consultant to Novabank Pty Ltd., and prior thereto he was global treasurer of Normandy Mining /Newmont (Australia) as well as Australian Magnesium from April 2000 until September 2003.

MANAGEMENT INFORMATION CIRCULAR

Mr Gregory H Steemson
Former directorships in the previous 5 years include Executive director of Sandfire Resources NL from 2003 to 2008 and director of Mineral Commodities Limited from April 2001 to 31 March 2010, Chief Executive Officer of Mineral Commodities Limited from 7 May 2009 until 31 March 2010 and director of Carbine Resources Limited from December 2008 to March 2010.

Cease Trade Orders, Bankruptcies and Penalties and Sanctions

To the knowledge of the Company, no proposed management nominee for election as a director of the Company is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director or chief executive officer or chief financial officer of any company (including the Company) that: (a) was the subject of an order (as defined in Form 51-102F5 under Canadian National Instrument 51-102 – “Continuous Disclosure Obligations”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.  For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Company, no proposed director of the Company: (a) is, or within 10 years before the date hereof has been a director or executive officer of a corporation that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director of the Company has been subject to any: (a) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (b) other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for the proposed director.

9.	RESOLUTION 5 - AMENDMENT TO CONSTITUTION

Dividends

There have been recent changes to the dividend payment provisions of the Corporations Act which came into effect on 28 June 2010. A new section 254T has been included in the Corporations Act which introduces a three tiered test that a company will need to satisfy before paying a dividend. This replaces the previous test that the company may only pay dividends from profits.

The new section 254T provides that a company must not a pay a dividend unless:

a)	The company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend;

MANAGEMENT INFORMATION CIRCULAR

b)	The payment of the dividend is fair and reasonable to the company’s shareholders as a whole; and

c)	The payment of the dividend does not materially prejudice the company’s ability to pay its creditors.

The existing Constitution of the Company currently reflects the former profit test and restricts the dividend to be paid only out of the profits of the Company. The proposed amendments to the Constitution do not contain the profits test and enables the Company to pay dividends in accordance with the new position under the Corporations Act. The directors consider it appropriate for the constitution of the Company to reflect the recently amended Corporations Act to allow more flexibility in the payment of dividends.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the special resolution approving the amendment of the Company’s Constitution, unless the Shareholder who has given the proxy has directed that the Ordinary Shares represented thereby be voted against such resolution. In order to be effective, this resolution must be approved by a majority of 75% of the votes cast by Shareholders at the Meeting in person or by proxy.

MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

All dollar amounts expressed in this circular are expressed in Australian Dollars unless otherwise stated

For the purpose of this section entitled “Executive Compensation”, the following terms have the meanings ascribed thereto below:

“Chief Executive Officer” or “CEO” means each individual who served as chief executive officer of Allied Gold or acted in a similar capacity during the most recently completed financial year. The Executive Chairman, Mark Caruso, acted in the capacity of CEO for Allied Gold during the most recently completed financial year and continues to so act.

“Chief Financial Officer” or “CFO” means each individual who served as chief financial officer of Allied Gold or acted in a similar capacity during the most recently completed financial year. The Financial Officer, Frank Terranova, acted in the capacity of CFO for Allied Gold during the most recently completed financial year and continues to so act.

“Executive officer” of Allied Gold means an individual who at any time during the most recently completed financial year was:

(a)	a chair of Allied Gold;

(b)	a vice-chair of Allied Gold;

(c)	the president of Allied Gold;

(d)	a vice-president of Allied Gold in charge of a principal business unit, division or function including sales, finance or production; or

(e)	an officer of Allied Gold or any of its subsidiaries or any other person or individual who performs a policy-making function in respect of Allied Gold.

“Named Executive Officers” or “NEOs” means the following individuals:

(a)	each CEO;

(b)	each CFO;

(c)
each of Allied Gold’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds C$150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) above, but for the fact that the individual was not serving as an officer of Allied Gold at the end of the most recently completed financial year-end.

Compensation Discussion and Analysis

The purpose of the compensation discussion and analysis in this Circular is to describe and explain the compensation program of Allied Gold for Allied Gold’s Named Executive Officers in respect of the financial year ended June 30, 2010.

MANAGEMENT INFORMATION CIRCULAR

The objective of Allied Gold’s remuneration framework is to attract and retain executives of sufficient calibre to facilitate the efficient and effective management of Allied Gold’s operations and to ensure that executive remuneration is competitive and appropriate for the results delivered. The Board reviews the remuneration packages of the CEO, CFO and all executive officers on an annual basis and makes recommendations regarding the structure and value of those packages.

Remuneration packages are reviewed with due regard to competitiveness, performance, alignment with Shareholders’ interests, capital management and other relevant factors. The remuneration framework provides a mix of fixed and at-risk compensation.

The remuneration framework is aligned to Shareholders’ interests through:

•	incentive payments including as a core component growth in Shareholder value through growth in share price;

•	incentive payments focusing on the production of gold; and

•	attracting and retaining high calibre executives.

The Board has established a remuneration committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

The Executive Chairman is not present for any discussions relating to determination of his own remuneration.

Non-Executive Directors

Fees payable to non-executive Directors reflect the demands which are made on, and the responsibilities of, the individual Director. Non-executive Directors’ fees and payments are reviewed annually by the Board. The Company has adopted an Employee Option Plan (as defined below) pursuant to which options may, subject to shareholder approval, be granted to Directors. During the period one non-executive Director received share options in accordance with a resolution approved by Shareholders at the Company’s Annual General Meeting held on 11 November 2009.

The current base remuneration for non-executive Directors of $80,000 per annum was last reviewed with effect from 1 January 2010. Directors receive an additional $10,000 per annum for each Board sub-committee on which they serve as Chairman. Other Directors serving on Board sub-committees receive an additional $5,000 per annum for each sub-committee to which they are appointed. Current sub-committees of the Board are the Audit, Risk and Compliance Committee and the Remuneration and Nominations Committee.

Non-executive Directors’ fees are determined within an aggregate Directors’ fee pool limit. The current fee pool limit of $500,000 was approved by Shareholders at the Company’s Annual General Meeting on 28 November 2008.

Executive pay

Executives are offered a competitive base pay that consists of fixed components plus incentive payments that are payable at the Board’s discretion. Base pay for senior executives is reviewed annually to ensure each executive’s pay is competitive with the market.

The executive remuneration framework has three components:

•	base pay and benefits, including superannuation;

MANAGEMENT INFORMATION CIRCULAR

•	short term cash based incentives available to nominated executives; and

•	long term incentives through participation in the Employee Option Plan (as defined below).

Base pay for executives is reviewed annually to ensure market competitiveness or any change in the executive’s role and responsibilities.

There are no guaranteed base pay increases included in any executive remuneration contracts.

Employee Option Plan

The Employee Option Plan was re-approved by Shareholders at the Company’s Annual General Meeting held on 28 November 2008. The plan is designed to provide long term incentives for senior employees to deliver long term shareholder returns.

Option-Based Awards

The Board has the responsibility to administer the compensation policies related to the executive management of Allied Gold, including option-based awards. Allied Gold’s Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of executive officers as well as their impact or contribution to the longer-term operating performance of Allied Gold. There is no formal process in place that Allied Gold uses to grant stock options to executive officers. Generally, options are approved and granted by the Board on the recommendation of the Executive Chairman. In recommending the number of options to be granted to executive officers, the Executive Chairman takes into consideration the efforts and services provided to the Executive Chairman, the amount of options previously granted and the total number of options reserved for issuance under the Option Plan.

Summary Compensation Table

The following table sets forth the details regarding compensation earned by each of the Named Executive Officers in respect of the financial years ended June 30, 2009 and June 30, 2010.

Financial Year Ended June 30, 2010

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(1) ($)	Share- Based Awards ($)	Option Based Awards(2) ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Mark Caruso,	2010	681,250	Nil	4,397,500	225,000	Nil	61,313	Nil	5,365,063
Executive Chairman and CEO	2009	360,600	Nil	1,198,555	Nil	Nil	Nil	Nil	1,539,155
Frank Terranova,	2010	468,117	Nil	2,198,750	Nil	Nil	42,131	Nil	2,708,998
Chief Financial Officer	2009	261,468	Nil	527,616	Nil	Nil	23,046	Nil	812,130
Ross Hastings,	2010	280,000	Nil	88,200	Nil	Nil	25,200	Nil	393,400
Manager Resource and Development	2009	200,000	Nil	312,146	Nil	Ni	18,000	Nil	530,146
Peter DuPlessis,	2010	250,000	Nil	Nil	Nil	Nil	22,500	Nil	272,500
Resident Manager Simberi Operations	2009	175,291	Nil	146,700	Nil	Nil	15,776	Nil	337,767
Phillip Davies	2010	218,000	Nil	30,870	Nil	Nil	19,260	Nil	268,130
Group Exploration Manager	2009	127,167	Nil	146,700	Nil	Nil	11,445	Nil	275,312

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Notes:

1.
Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

2.
The value of the option based awards to Mr Caruso and Mr Terranova represents their fair value at grant date determined using the binomial option pricing model. The options issued comprised three tranches, each with different vesting conditions. All Tranches of options vest immediately upon a Board recommendation for a change of control of the Company. The key assumptions and estimates used in determining the fair value of the options were:

	Tranche A optionsA	Tranche B optionsB		Tranche C optionsC
Fair value at grant date	$0.166	$0.215		$0.167
Exercise price	$0.50	$0.50		$0.50
Grant date	11/11/2009	11/11/2009		11/11/2009
Expiry date	31/12/2013	31/12/2013D		31/12/2013
Share price at grant date	$0.425	$0.425		$0.425
Expected price volatility of shares	65%	65%		65%
Expected dividend yield	0%	0%		0%
Risk free interest rate	4.97%	5.25%		4.97%
Probability discount applied in relation to vesting conditions	0%	0	%D	40%
Number of options issued	15,000,000	15,000,000		7,500,000

A Tranche A – vest on grant date.

B Tranche B – vest upon the 100,000th ounce of gold production between 1 October 2009 and 31 December 2010

C Tranche C – vest when the weighted average price of Allied Gold shares is greater than 70 cents for five consecutive days.

D
In calculating the fair value of the Tranche options subject to gold production performance conditions, the term to expiry was reduced to 1/7/2012 from 31/12/2013 to more fully reflect the vesting condition.

The value of the option based awards to Mr Hastings and Mr Davies represents their fair value at grant date determined using the binomial option pricing model. The key assumptions and estimates used in determining the fair value of the options were:

No vesting conditions
Fair value at grant date	$0.166
Exercise price	$0.50
Grant date	22/12/2009
Expiry date	31/12/2013
Share price at grant date	$0.33
Expected price volatility of shares	65%
Expected dividend yield	0%
Risk free interest rate	4.97%
Probability discount applied in relation to vesting conditions	0%
Number of options	1,175,000

Narrative Discussion

See “Compensation Discussion & Analysis” and “Management Agreements” for a description of the agreements or arrangements that are or were in place with respect to the Named Executive Officers.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the details regarding all incentive awards outstanding for each Named Executive Officer as of June 30, 2010, including awards granted before the most recently completed financial year.

	Option-Based Awards					Share-Based Awards
						Number of	Market or
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($)		Shares or Units of Shares That Have Not Vested (#)	Payout Value of Share- Based Awards That Have Not Vested ($)
Mark Caruso, Executive Chairman	12,375,000 25,000,000	0.35 0.50	30/10/2011 31/12/2013	178,500 Nil	(1)	Nil Nil	Nil Nil
Frank Terranova, Chief Financial Officer	5,500,000 12,500,000	0.35 0.50	31/10/2011 31/12/2013	110,000 Nil	(2)	Nil Nil	Nil Nil
Ross Hastings, Manager Resource and Development	3,750,000 500,000	0.35 0.50	31/10/2011 31/12/2013	75,000 Nil	(3)	Nil Nil	Nil Nil
Peter DuPlessis, Resident Manager Simberi Operations	825,000	0.35	31/10/2011	16,500	(4)	Nil	Nil
Phil Davies Group Exploration Manager	825,000 175,000	0.35 0.50	31/10/2011 31/12/2013	16,500 Nil	(5)	Nil Nil	Nil Nil

Notes:

(1)	This number includes $95,000 in respect of vested options and $83,500 in respect of unvested options held by Mr. Caruso.

(2)	This number includes $70,000 in respect of vested options and $40,000 in respect of unvested options held by Mr. Terranova.

(3)	This number includes $55,000 in respect of vested options and $20,000 in respect of unvested options held by Mr. Hastings.

(4)	This number includes $10,500 in respect of vested options and $6,000 in respect of unvested options held by Mr. DuPlessis.

(5)	This number includes $10,500 in respect of vested option and $6,000 in respect of unvested options held by Mr. Davies.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of incentive plan awards for each Named Executive Officer for the financial year ended June 30, 2010.

MANAGEMENT INFORMATION CIRCULAR

Name	Option-Based Awards — Value Vested During the Year ($)(1)	Share-Based Awards — Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year ($)
Mark Caruso, Executive Chairman	Nil	Nil	225,000
Frank Terranova, Chief Financial Officer	Nil	Nil	Nil
Ross Hastings, Manager Resource and Development	Nil	Nil	Nil
Peter DuPlessis, Resident Manager Simberi Operations	Nil	Nil	Nil
Phil Davies Group Exploration Manager	Nil	Nil	Nil

Note:

(1)
For this purpose, the options are valued on the date of vesting. The “value vested” represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This is calculated by computing the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date.

Narrative Discussion

A description of the Company’s Option Plan is set out under the heading “Stock Option Plan” below.

Management Agreements and Termination Benefits

There are formal service agreements with directors and key management personnel.  On appointment to the Board, all non-executive directors enter into a service agreement with the relevant group company, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Executive Chairman, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Option Plan.  Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

MV Caruso, Executive Chairman

•	No fixed term.
•	Base remuneration of $575,000 per annum exclusive of superannuation effective from 1 October 2009. The increase in Mr Caruso’s salary to $575,000 was backdated to 1 October 2008.
•
Entitled to an annual bonus of no more than 30% of base remuneration if key performance indicators set by the Board on an annual basis are achieved. In the year ended 30 June 2010, formal key performance indicators were not established however certain of the options granted to Mr Caruso during the period include vesting conditions related to gold production and the Company’s share price.

•
The Board exercised its discretion to award Mr Caruso a bonus of $225,000 for achieving the acquisition of Australian Solomon Gold Limited and achieving the listing of the Company’s shares on the Toronto Stock Exchange and the associated capital raising.

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•	Four weeks’ notice of termination by Company. In the event that appointment is terminated by the Company, entitled to twelve months of base remuneration plus any amount payable in lieu of notice.
•	Eight weeks notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three months of base remuneration plus any amount payable in lieu of notice.

F Terranova, Chief Financial Officer

•	No fixed term.
•	Total fixed remuneration of $419,650, inclusive of superannuation effective 1 October 2009. The increase in Mr Terranova’s salary to $419,650 was backdated to 1 October 2008.
•
Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chief Executive Officer commencing the financial year ending 30 June 2010. Formal key performance indicators were not established however certain of the options granted to Mr Terranova during the period include vesting conditions related to gold production and the Company’s share price.

•	Eight weeks notice of termination. On termination by the Company entitled to termination pay of twelve months of total fixed remuneration.

R Hastings, General Manager Resource and Development

•	No fixed term.
•	Total fixed remuneration of $300,000 exclusive of superannuation effective 1 January 2010.
•	Entitled to four week’s pay on termination by the Company or by the executive. On termination by the Company entitled to termination pay of twelve months of total fixed remuneration.

P DuPlessis, Resident Manager Simberi Operation

•	No fixed term.
•	Base salary, exclusive of superannuation, was $250,000 per annum.
•	Entitled to a performance bonus of $22,000 gross based upon the satisfaction of achieving quarterly key performance indicators (“KPIs”). The KPI’s are as follows:

(a)	Average cost of gold per ounce sold for the quarter is AUD $600 or less, ascalculated by the Chief Financial Officer
(b)	The total gold shipped per quarter is a minimum of 21,000 ounces.

The KPIs were not achieved in the financial period and as such there was no entitlement to a bonus under this provision of the service agreement.

•	In the event the Company terminates the employment, three months of salary will be paid.

P Davies, Group Exploration Manager

•	No fixed term.
•	Base annual salary $218,000 exclusive of 9% superannuation effective 20 October 2008.
•	No bonus clause.
•	One month’s notice of termination. In the event the Company terminates the employment, three months of salary will be paid.

MANAGEMENT INFORMATION CIRCULAR

Pension Plan Benefits

Allied Gold does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. In compliance with certain statutory requirements in Australia, Allied Gold is required to make payments to a superannuation fund nominated by the employee at the rate of 9% of the employee’s salary. Allied Gold has no involvement in the management or selection of any such fund, and does not have access to information with respect to any such fund, including principal amounts held by such funds or rates of return of such funds. The salary compensation figures set out herein disclose such superannuation payments separately.

Director Compensation

Director Compensation Table

The following table sets forth the details regarding compensation paid to Allied Gold non-executive directors during the financial year ended June 30, 2010. Executive directors do not receive additional compensation for acting in the capacity of director.

Name	Fees Earned ($)	Share- Based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Sean Harvey	28,333	Nil	Nil	Nil	Nil	Nil	28,333
Gregory Steemson	127,500	Nil	Nil	Nil	Nil	Nil	127,500
Anthony Lowrie	81,667	Nil	Nil	Nil	Nil	Nil	61,667
Montague House	87,500	Nil	270,000	Nil	Nil	Nil	357,500

Note:

(1)	Fair values at grant date are independently determined using the binominal option pricing model. The key assumptions and estimates used in determining the fair value of the options were:

	No vesting conditions	Vesting conditionA
Fair value at grant date	$0.187	$0.187
Exercise price	$0.35	$0.35
Grant date	11/11/2009	11/11/2009
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.425	$0.425
Expected price volatility of shares	65%	65%
Expected dividend yield	0%	0%
Risk free interest rate	4.83%	4.83%
Probability discount applied in relation to vesting conditions	0%	40%
Number of options	1,000,000	500,000

A Options may not vest until the ordinary share price of the Company’s shares is greater than $0.70 for five consecutive days after the date of grant.

MANAGEMENT INFORMATION CIRCULAR

Narrative Discussion

Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of, the individual director. Non-executive directors’ fees and payments are reviewed annually by the Board. During the year certain non-executive directors received share options in accordance with the Director Option Plan and a resolution approved by Shareholders at Allied Gold’s Annual General Meeting held on November 11 2009.  Mr Harvey joined the Board on 11 March, 2010.

The Company has the Stock Option plan for the granting of incentive stock options to the employees and consultants of the Company. Incentive stock options are issued to the Directors by way of separate option grants pursuant to the Director Option Plan as approved by the Company’s Shareholders. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the Shareholders.

Service Agreements with Non-Executive Directors

S Harvey, Non Executive Director

•	No fixed term.
•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented on page 16 of this Circular.
•	Four weeks notice of termination.

M House, Non Executive Director

•	No fixed term.
•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented on page 16 of this Circular.
•	Four weeks notice of termination.

A Lowrie, Non Executive Director

•	No fixed term.
•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented on page 16 of this Circular.
•	Four weeks notice of termination.

G Steemson, Non Executive Director

•	No fixed term.
•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented in on page 16 of this Circular.
•	Four weeks notice of termination.

Directors Share-Based Awards and Option-Based Awards

The following table sets forth the details regarding the incentive plan awards for each non-executive director of the Company outstanding as of June 30, 2010.

MANAGEMENT INFORMATION CIRCULAR

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options ($)		Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
Sean Harvey	—	—	—	—		—	—
Gregory Steemson	1,750,000	0.35	30/11/2011	35,000	(1)	—	—
Anthony Lowrie	1,750,000	0.35	30/11/2011	35,000	(1)	—	—
Montague House(1)	1,500,000	0.35	31/12/2011	—		—	—

Note:

(1)	This number includes $20,000 in respect of vested options and $15,000 in respect of unvested options held by Mr. Steemson and Mr. Lowrie.

Directors Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth the details regarding the value vested or earned of incentive plan awards for each non-executive Director of the Company for the financial year ended June 30, 2010.

Name	Option-Based Awards — Value Vested During the Year ($)(1)	Share-Based Awards — Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year ($)

Gregory Steemson	Nil	Nil	Nil
Anthony Lowrie	Nil	Nil	Nil
Montague House	Nil	Nil	Nil
Sean Harvey	Nil	Nil	Nil

Note:

(1)
The “value vested” represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This is calculated by computing the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options under the option-based award on the vesting date.

Stock Option Plan

Allied Gold established an employee incentive option scheme (the “Option Plan”) for, inter alia, the employees and consultants of Allied Gold or any related entity (“Eligible Persons”). The Option Plan was established to advance the interests of Allied Gold by encouraging stock ownership by Eligible Persons and attracting, motivating and retaining Eligible Participants. The Option Plan is administered by the Board. Under the Option Plan, options to purchase shares may be granted by the Board to Eligible Persons. The Board has the authority, subject to the terms of the Option Plan, to determine the terms, including the limitations, restrictions and conditions, if any, upon such grants and shall take into account the skill, experience, length of service with Allied Gold, remuneration level and such other criteria as the directors consider appropriate in the circumstances. The Option Plan provides that directors are not included as Eligible Persons; the Company has a separate plan on substantially similar terms to the Option Plan for members of the Board of Directors (the “Director Option Plan”), except that Shareholders must approve grants of stock options to directors and that options granted to directors do not generally expire until their original expiry date, regardless as to whether a Director resigns or is not re-elected prior to such expiry date.

MANAGEMENT INFORMATION CIRCULAR

The Option Plan provides that, subject to any regulatory requirements, the exercise price for any option granted under the Option Plan shall be determined by the Board of Directors and shall be no less than any minimum specified by the ASX Listing Rules. All offers of option grants will be made using an “Offer Document” as prescribed by the Option Plan or by applicable regulation. The terms of each grant will be set out in the Offer Document. Options are not assignable. The terms of grant of options may be varied by the Board of Directors only in accordance with the ASX Listing Rules, and requires the consent of the grantee if any such variation would be materially prejudicial to the grantee, other than adjustments to comply with applicable legislation, to correct errors, or to permit Allied Gold to comply with the ASX Listing Rules or foreign laws or regulatory bodies.

Options are exercisable when the conditions in respect of each grant of options have been satisfied and there is otherwise no prohibition precluding the exercise of such options. Options must be exercised in such minimum numbers as prescribed by the ASX Listing Rules.

The Board of Directors may determine in its discretion the number of options to be granted to an Eligible Person. Options are exercisable during a period established at the time of their grant, such period to be set out in Offer Document.

Any Option not exercised prior to the expiry date will become null and void. Options that are not exercisable at the time an Eligible Person ceases to be an Eligible Person for any reason, including termination of employment for cause or resignation, will be immediately null and void. Options that are exercisable at the time an Eligible Person ceases to be an eligible person for any reason, including termination of employment for cause or resignation, will be exercisable for a period of 60 days after such date of termination or resignation. In the case of death, permanent disability, retirement or redundancy of an Eligible Person, the legal representative of such Eligible Person may exercise any unexercised options which are otherwise eligible to be exercised. In such event, the Board of Directors may, in its discretion, permit the exercise of Options that are not exercisable at such time and have not otherwise lapsed. In all cases, the Board of Directors may determine in its discretion that any options that are not otherwise exercisable, but have not lapsed, may be exercised within any such additional time as determined by the Board.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or senior officers of Allied Gold, or associates or affiliates of the foregoing persons are indebted to Allied Gold or have been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Allied Gold.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As at the date of this Circular, options to purchase an aggregate of 76,886,927 Ordinary Shares have been granted and are outstanding pursuant to either the Option Plan or the Director Option Plan.  The Company has no other equity compensation plans.

MANAGEMENT INFORMATION CIRCULAR

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans as of the date hereof:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by the securityholders	75,187,500	$ A0.52	Nil	(1)

Equity compensation plans not approved by the securityholders	Nil	Nil	Nil

Total	75,187,500	$ A0.52	Nil	(1)

Note:

(1)
The Option Plan does not contain express provisions on the number of options that may be issued under the Option Plan. Rather, the Company is subject to the rules of the ASX relating to employee incentive option schemes, which limits the options issuable under such plans to 5% of the issuer’s issued and outstanding shares, subject to various exceptions that will vary according to the circumstances. Directors’ options are not issued under the Option Plan and are subject to separate shareholder approval in accordance with ASX rules.

MANAGEMENT INFORMATION CIRCULAR

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular, no Director or senior officer of the Company or any Shareholder holding, on record or beneficially, directly and indirectly, more than 10% of the issued Ordinary Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with the Company during the year ended June 30, 2010 other than the following:

Mr. Mark Caruso, the Executive Chairman and Chief Executive Officer and a director of Allied Gold, is also a director and shareholder of MineSite Construction Services Pty Ltd, which provides Allied Gold with various services, including the supply or procurement on behalf of Allied Gold of goods and services and the leasing of equipment under a Dry Hire Agreement. Amounts paid to these companies were on commercial terms and in accordance with contractual obligations During the year ended June 30, 2010 payments were as follows:

Director / Officer	Related entity	Description of transaction	2010 $
Mark Caruso	Minesite Construction Services Pty Ltd	Finance lease – gross lease payments	2,643,900
	Minesite Construction Services Pty Ltd	Finance lease – contingent rentals	2,946,449
	Minesite Construction Services Pty Ltd	Finance lease – loss on extinguishment of finance lease liability (1)	2,891,037
	Minesite Construction Services Pty Ltd	Finance lease – payout of lease liability (1)	3,307,953
	Minesite Construction Services Pty Ltd	Purchase of mining equipment	1,462,126
	Minesite Construction Services Pty Ltd	Hire of mining equipment and labour	482,768
			13,734,233

(1) The Company exercised an early termination option contained within the Dry Hire Agreement resulting in certain contractual payments being brought forward into the 2010 financial year end.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of Allied Gold is responsible for the corporate governance of the Company.  The Board guides and monitors the business and affairs of the Company on behalf of the Shareholders by whom they are elected and to whom they are accountable.

Unless disclosed below, the corporate governance principles and recommendations of the ASX Corporate Governance Council, and the best practice recommendations of the Toronto Stock Exchange and those prescribed under National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) have been applied during the financial year ended 30 June 2010. Where there has been any variation from the recommendations, those practices continue to be the subject of the scrutiny of the full Board.

The Company has announced that it intends to move from London’s AIM to the Official List of the Financial Services Authority and to trading on the London Stock Exchange Plc’s main market for listed securities (together the “Main Market”) and accordingly proposes to make certain changes, to make its corporate governance policies and practices more consistent with the Financial Reporting Council’s Combined Code On Corporate Governance (“Combined Code”).

A summary of the corporate governance policies and practices adopted by Allied Gold is set out below.

Role of the Board of Directors

The Board of Allied Gold is responsible for setting the Company’s strategic direction and providing effective governance over Allied Gold’s affairs in conjunction with the overall supervision of the Company’s business with the view of maximising shareholder value.

MANAGEMENT INFORMATION CIRCULAR

The responsibilities of the Board include:

•	providing strategic guidance to the group including contributing to the development of and approving the corporate strategy
•	reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives
•	overseeing and monitoring:
•	organisational performance and the achievement of the group’s strategic goals and objectives
•	progress of major capital expenditures and other significant corporate projects including any acquisitions or divestments
•	monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company’s auditors
•	appointment, performance assessment and, if necessary, removal of the managing director
•	ratifying the appointment and/or removal and contributing to the performance assessment for the members of the senior management team including the CFO and the Company Secretary
•	ensuring there are effective management processes in place and approving major corporate initiatives
•	enhancing and protecting the reputation of the organisation
•	overseeing the operation of the group’s system for compliance and risk management reporting to Shareholders
•	ensuring appropriate resources are available to senior management.

The Board has adopted a Board Charter, which sets out in more detail the responsibilities of the Board. The Board Charter sets out the division of responsibility between the Board and management to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.

In accordance with the Constitution, the Board delegates responsibility for the day–to–day management of Allied Gold to the Executive Chairman (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board structure and composition

The Board currently comprises 6 directors, of which four are independent non–executive Directors. Independence, in this context, is defined to mean a non–executive Director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of Allied Gold. The definition of independence in ASX Recommendation 2.1 is taken into account for this purpose.

The Company will continue to restructure and monitor the composition of the Board on an on-going basis. Details of each director’s skill, expertise and background, external directorships and shareholding are contained within the director’s report included with the Company’s annual financial statements.

Name	Position	Committees

Mr Mark V Caruso	Executive Chairman	-

Mr Frank Terranova	Executive Director	-

MANAGEMENT INFORMATION CIRCULAR

Mr T Sean Harvey	Independent Non Executive Director	Chairman Audit, Risk and Compliance Committee

Mr Monty House	Independent Non-executive Director	Audit, Risk and Compliance Committee Chairman Remuneration and Nomination Committee

Mr Anthony Lowrie	Independent Non-Executive Director	Remuneration and Nomination Committee.

Mr Gregory H Steemson	Independent Non-Executive Director	Audit, Risk and Compliance Committee Remuneration and Nomination Committee

The following table shows directors’ attendance at Board meetings and, if applicable, meetings of the various committees of the Board during the financial year to 30 June 2010.

	Board of Directors		Audit Committee		Remuneration and Nomination Committee
	Meetings held*	Meetings attended	Meetings held*	Meetings attended	Meetings held*	Meetings attended
Mark Caruso	10	10	-	-	-	-
Greg Steemson	10	8	6	6	7	5
Anthony Lowrie	10	10	-	-	7	7
Frank Terranova	10	10	-	-	-	-
Monty House	10	10	6	6	7	7
Sean Harvey	2	2	1	1	-	-

* Reflects the number of meetings held during the time the Director held office during the financial period.

Presently, the roles of Chairman and Chief Executive Officer have not been separated. The Board has determined that the existing Chairman is best placed to direct and manage the Company through its current stage of development. The Board will continue to assess this on an ongoing basis; however the Board believes that it is appropriate in the Company’s circumstances that his role and status continues to be both as an executive and as a chairman.

Allied Gold’s non–executive Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re–election. Directors are elected or re–elected, as the case may be, by Shareholders in a general meeting. Directors may offer themselves for re–election.

MANAGEMENT INFORMATION CIRCULAR

A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Allied Gold but is eligible for re–election at that meeting.

The induction provided to new directors and senior managers enables them to actively participate in Board decision-making as soon as possible. It ensures that they have a full understanding of the Company’s financial position, strategies, operations and risk management policies. It also explains the respective rights, duties, responsibilities and roles of the Board and senior executives. Board meetings are combined with presentations by the Company's management and employees to give the directors additional insight into the Company's business. In addition, management of the Company makes itself available for discussion with all members of the Board. New Board members are also encouraged to broaden their skills and knowledge by undertaking continuing education.

Any equity-based compensation to directors is required to be approved by Shareholders prior to issue.

The Company has procedures enabling any director or Committee of the Board to seek external professional advice as considered necessary, at the Company’s expense, subject to prior consultation with the Chairman.  A copy of any advice sought by a Director would be made available to all Directors.

The Board has not yet appointed a Senior Independent Director. The Independent Directors do, however, regularly discuss aspects of the Company’s business and governance and meet with key Shareholders. The Company intends to implement regularly scheduled meetings which exclude non-independent directors and members of management, to be chaired by a Senior Independent Director Although the Company has not yet implemented formal structures or procedures for the independent functioning of the Board, the Board believes that it operates independently of management.

The Company intends to develop, as part of the move to the Main Market of the London Stock Exchange, formal written position Descriptions for the Chairman of the Board, the Chair of each Board committee and the Managing Director/Chief Executive Officer. The roles of CEO are however set out within the Executive Service Agreement entered into with the Executive Chairman.

Although no formal written policy has been established, the senior executives are responsible for:-

•	developing corporate strategy, performance objectives, business plans, budgets etc for review and approval by the Board;
•	managing the day to day business of the Company;
•	managing the risk and compliance frameworks including reporting to the Board and, where necessary, the market;
•	appointing staff, evaluating their performance and training requirements as well as development of Company policies;
•	ensuring all available information in connection with items to be discussed at a meeting of the Board is provided to each director prior to the meeting.

The Executive Chairman is responsible for ensuring senior executives properly discharge the responsibilities delegated and for keeping the Board informed on these matters.

MANAGEMENT INFORMATION CIRCULAR

Entities connected with Mr M Caruso had business dealings with the group during the year. The director concerned declared his interests in those dealings to the Company and took no part in decisions relating to them or the preceding discussions.

Board and management effectiveness

The Charter contemplates that the Board will annually assess the performance of the Board as a whole, and the individual Directors, as well as the effectiveness of the Board Charter. Responsibility for the overall direction and management of Allied Gold, its corporate governance and the internal workings of Allied Gold rests with the Board notwithstanding the delegation of certain functions to the Chief Executive Officer and management generally (such delegation effected at all times in accordance with Allied Gold’s Constitution and its corporate governance policies).

A formal evaluation procedure in relation to the Board, individual Directors and Board Committees took place immediately following year end.

The Executives of the Company are monitored base on achieving outcomes and milestones set by the Board.

Financial Reporting, Risk Management and Internal Controls

The Board has overall responsibility for Allied Gold's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board is establishing procedures in order to review the effectiveness of the internal control systems and risk management on an ongoing basis, and will monitor risk through the Audit, Compliance and Risk Committee (see the Audit, Compliance and Risk Committee). The Board regularly receives information about the financial position and performance of Allied Gold. For annual accounts released publicly, the Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

i.
the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Allied’s financial condition and operational results, and have been prepared in accordance with applicable accounting standards and

ii.
that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

The Company risk management policy and the operation of the risk management and compliance system is managed by the Company’s Risk Management group which consists of senior executives chaired by the CFO. The Board will receive quarterly reports from this group as to the effectiveness of the Company's management of material risks that may impede meeting business objectives.

Detailed control procedures cover management accounting, financial reporting, project appraisal, environment, health and safety, IT security, compliance and other risk management issues.

MANAGEMENT INFORMATION CIRCULAR

The environment, health and safety management system (EHSMS)

The Company recognises the importance of environmental and occupational health and safety (OH&S) issues and is committed to the highest levels of performance. To help meet this objective the EHSMS was established to facilitate the systematic identification of environmental and OH&S issues and to ensure they are managed in a structured manner. This system allows the Company to:

•	monitor its compliance with all relevant legislation
•	continually assess and improve the impact of its operations on the environment
•	encourage employees to actively participate in the management of environmental and OH&S issues
•	work with trade associations representing the group’s businesses to raise standards
•	use energy and other resources efficiently, and
•	encourage the adoption of similar standards by the group’s principal suppliers, contractors and distributors.

Committees of the Board of Directors

The Board has established two permanent Board committees to assist the Board in the performance of its functions:

(a)	the Audit, Compliance and Risk Committee; and

(b)	the Remuneration and Nomination Committee.

Each committee has a charter, which sets out the Committee's purpose and responsibilities. The Committees are described further below.

Audit, Compliance and Risk Committee

The purpose of the Audit, Compliance and Risk Committee is to provide assistance to the Board in its review of:

(a)	Allied Gold’s financial reporting, internal control structure and risk management systems;

(b)	the external audit functions; and

(c)	Allied Gold's compliance with legal and regulatory requirements in relation to the above.

The main responsibilities of the committee are to:

•	review, assess and approve the annual full reports, the half-year financial report and all other financial information published by the Company or released to the market
•	assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
•	effectiveness and efficiency of operations
•	reliability of financial reporting
•	compliance with applicable laws and regulations
•	oversee the effective operation of the risk management framework
•	recommend to the Board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance
•	consider the independence and competence of the external auditor on an ongoing basis

MANAGEMENT INFORMATION CIRCULAR

•	review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence
•	review and monitor related party transactions and assess their propriety
•	report to the Board on matters relevant to the committee’s role and responsibilities.

In fulfilling its responsibilities, the audit committee:

•	receives regular reports from management and the external auditors
•	meets with the external auditors at least twice a year, or more frequently if necessary
•	reviews the processes the CEO and CFO have in place to support their certifications to the Board
•	reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved
•	meets separately with the external auditors at least twice a year without the presence of management
•	provides the internal and external auditors with a clear line of direct communication at any time to either the Chair of the audit committee or the Chair of the Board.

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

The Audit, Compliance and Risk Committee Charter provides that the Committee must comprise at least three non–executive Directors that have diverse, complementary backgrounds, with two independent non–executive Directors.

The Chairman of the Audit, Compliance and Risk Committee must be an independent non–executive Director and possesses the requisite financial expertise.

The members of the Audit, Compliance and Risk Committee are: Mr Harvey (Chairman), Mr House and Mr Steemson.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board's responsibilities relating to the nomination and selection of Directors and the compensation of the Company's executives and Directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

(a)	ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new Directors to the Board; and

(b)
establish transparent and coherent remuneration policies and practices, which will enable Allied Gold to attract, retain and motivate executives and Directors who will create value for Shareholders and to fairly and responsibly reward executives.

The Remuneration and Nomination Committee must comprise at least three non–executive Directors, two of which must be independent non–executive Directors. The Chairman of the Remuneration and Nomination Committee must be an independent non–executive Director.

The Board believes that whilst the Company has the current number of independent non executive directors located in different jurisdictions (the United Kingdom, Canada and Australia), a single committee combining both nomination and remuneration functions, rather than separate committees, is appropriate in the Company's circumstances, as this allows committee meetings to be held in an efficient manner and on a timely basis. Such a combined committee is consistent with Australian corporate governance practices.

MANAGEMENT INFORMATION CIRCULAR

The members of the Remuneration and Nomination Committee are: Mr House (Chairman), Mr Lowrie, and Mr Steemson.

The remuneration policy which sets out the terms and conditions for the chief executive officer and other senior executives is set out in the Remuneration Report included in the Directors Report of the Annual Financial Report.

The Board has adopted a Policy for the Nomination and Selection of Directors. When a new director is to be appointed the committee reviews the range of skills, experience and expertise on the Board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants.

The full Board then appoints the most suitable candidate who must stand for election at the next annual general meeting of the Company. The committee’s nomination of existing directors for reappointment is not automatic and is contingent on their past performance, contribution to the Company and the current and future needs of the Board and Company. The Board and the committee are also aware of the advantages of Board renewal and succession planning.

New directors are provided with a letter of appointment setting out the Company’s expectations, their responsibilities, rights and the terms and conditions of their employment.

Timely and balanced disclosure

Allied Gold is committed to promoting investor confidence and ensuring that Shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Allied Gold recognises its continuous disclosure obligations under the ASX Listing Rules, the AIM Rules, the TSX Rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

The Board of Directors aims to ensure that the Shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Company. Information is communicated to the Shareholders through:

•	the Annual Report;
•	the availability of the Company’s Quarterly Report, Half-Yearly Report and other announcements distributed to Shareholders so requesting;
•	adherence to continuous disclosure requirements;
•
the Annual General Meeting and other meetings called to obtain Shareholder approval for Board action as appropriate; and the provision of the Company's website containing all of the above mentioned reports and its constant update and maintenance.

The Executive Chairman communicates with major Shareholders on a regular basis in the way of face to face contact, telephone conversations, analyst and broker briefings to help better understand the views of the Shareholders.

The Board recognises the importance of keeping the market fully informed of the Company’s activities and of communicating openly and clearly with all stakeholders. The Company has a formal Continuous Disclosure Policy which ensures that this occurs. The Policy is designed to ensure compliance with the listing rules in all jurisdictions in which the Company is listed. In accordance with the Policy, Company information considered to be material is announced immediately to the ASX, AIM and TSX. All key communications are placed immediately on the Company website, and when necessary, provided directly to Shareholders.

MANAGEMENT INFORMATION CIRCULAR

As part of the move to the Main Market of the London Stock Exchange, the Company will need to comply with the various obligations imposed on it pursuant to the Disclosure Rules and the Transparency Rules (“DTRs”). The Company intends to review the Continuous Disclosure Policy in due course to ensure compliance with the DTRs.

The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and co–ordinating disclosure of that information where required by the relevant exchanges.

The Policy also identifies authorised Company spokespersons and the processes Allied Gold has adopted to communicate effectively with its Shareholders. In addition to periodic reporting, Allied Gold will ensure that all relevant information concerning the Company is placed on its website.

Ethical and responsible decision–making

Code of Conduct

The Board supports the highest standards of corporate governance and requires its members and the management and staff of the Company to act with integrity and objectivity in relation to:

•	Compliance with laws and regulations affecting the Company’s operations;
•	ASX Corporate Governance, the AIM Rules for Companies, the Combined Code On Corporate Governance, and the Canadian Securities Administrators’ National Policy 58-201;
•	Employment practices;
•	Responsibilities to the community;
•	Responsibilities to the individual;
•	The environment;
•	Conflict of interests;
•	Confidentiality;
•
Ensure that Shareholders and the financial community are at all times fully informed in accordance with the spirit and letter of the ASX’s continuous disclosure requirements, the AIM Rules for Companies and the Canadian Securities Administrators’ National Instrument 51-102;

•	Corporate opportunities or opportunities arising from these for personal gain or to compete with the Company;
•	Protection of and proper use of the Company’s assets; and
•	Active promotion of ethical behaviour.

The Company has a formal Code of Conduct, which all directors, employees and contractors are required to observe, and a range of corporate policies which detail the framework for acceptable corporate behaviour. These set out the procedures that personnel are required to follow in a range of areas, including compliance with the law, dealing with conflicts of interest, use of knowledge and information, gifts and entertainment, responsibility to Shareholders and the financial community etc. The Company’s policies are reviewed periodically.

MANAGEMENT INFORMATION CIRCULAR

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Allied Gold’s commitment to ensuring awareness of the insider trading laws, and that employees and Directors comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes ("specified persons").

Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non–public price sensitive information and trading occurs outside of specified restricted periods.

These periods are the periods commencing on the first day of the month before the end of the half–year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Allied Gold’s securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

ADDITIONAL INFORMATION

Allied Gold will include on its website (www.alliedgold.com.au) full details of its corporate governance regime.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and at www.asx.com.au.  Financial information is provided in the Company’s audited consolidated financial statements as at and for the financial year ended 30 June 2010 and management’s discussion and analysis of such financial results, which can be found in the Company’s annual report to Shareholders and which has also been filed on SEDAR and on the ASX website. Copies of these documents, as well as this Circular and the Annual Information Form are available on SEDAR and on the ASX website and will be available upon request from the Company Secretary.

Shareholders are requested to contact Peter Torre, Company Secretary, Unit B9, 431 Roberts Road, Subiaco Western Australia 6153, Australia or telephone (+ 61 8) 9287 4604 if they have any queries in respect of the matters set out in these documents.

DIRECTORS APPROVAL

The contents and the distribution of the Circular have been approved by the Board of Directors of the Company.

DATED:  30 SEPTEMBER 2010

BY ORDER OF THE BOARD

PETER TORRE
COMPANY SECRETARY

GLOSSARY

$ means Australian dollars.

Annual General Meeting or Meeting means the meeting convened by the Notice of Meeting.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited.

ASX Listing Rules means the Listing Rules of ASX.

Board means the board of directors of the Company.

Business Day means Monday to Friday inclusive, except New Year’s Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.

Company or Allied Gold means Allied Gold Limited (ACN 104 855 067).

Constitution means the Company’s constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Management Information Circular or Circular means the Management Information Circular accompanying the Notice of Meeting.

Notice of Meeting or Notice of Annual General Meeting means this notice of annual general meeting including the Management Information Circular.

Option means an option to acquire a Share.

Ordinary Share means a fully paid ordinary share in the capital of the Company.

Resolutions means the resolutions set out in the Notice of Meeting, or any one of them, as the context requires.

Shareholder means a holder of a Share.

TSX means the Toronto Stock Exchange.

TSX Rules means the rules and policies of the TSX.

WST means Western Standard Time as observed in Perth, Western Australia.